Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

VeraScore, Inc.
1505A Sir Francis Drake Blvd
San Anselmo, CA 94960
https://myverascore.com

Up to $1,069,999.50 in Common Stock at $1.50
Minimum Target Amount: $9,999.00

Company:

Company: VeraScore, Inc.
Address: 1505A Sir Francis Drake Blvd, San Anselmo, CA 94960
State of Incorporation: DE
Date Incorporated: June 16, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Common Stock
Offering Maximum: $1,069,999.50 | 713,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $199.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first and receive 10% bonus shares

Amount-Based

$250+

Tier 1

Vera Score Owner's Group (be the first to know about product updates and changes, receive exclusive investor updates and future discounts)

$500+

Tier 2

Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$1,500+

Tier 3

2% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$5,000+

Tier 4

6% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$10,000+

Tier 5

11% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$25,000+

Tier 6

15% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$50,000+

Tier 7

18% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

*All perks occur when the offering is completed

The 10% StartEngine Owners' Bonus

VeraScore will offer 10% additional bonus shares for all investments that are

committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

VeraScore, Inc. ("VeraScore" or the "Company") is a pre-revenue corporation organized under the laws of the state of Delaware and is one of the first companies to measure a consumer's financial health objectively. The Company's business model consists of a SaaS-based subscription model focused on both consumers and loan originators/banks. Our solutions are sold directly to originators (B2B), through banks and credit unions (B2B2C), as well as direct-to-consumers online (B2C). The Company

(1) Expands the addressable customer base for lenders while saving them time and money on underwriting,

(2) Empowers consumers to take control of their financial health through knowledge, financial tools, and attainable goals - while showing them how they can better access credit markets, and

(3) Is expected to have operating margins of greater than 65%

The Company's Intellectual Property ("IP"): The Company has applied for four provisional US patents. These are listed below.

"Determining a consumer's Financial Health Score" #0118238-001PR0 Patent

"Financial Health Score simulation/What-if analysis" #0118238-002PR0 Patent

"Determining a consumer's beneficial, neutral, and adverse debt" #0118238-003PR0 Patent

"Categorizing consumer's financial data for a financial health score" Docket number

VeraScore has also filed for Trademark protection both in the United States and Internationally.

U.S. Trademark Application No. 90885859 for VERASCORE in Classes 36 & 42 (8/16/21)

International Registration Control Number: A0118726 (1/26/22)

Competitors and Industry

The consumer credit-scoring industry in the US is currently estimated at $6 billion and is projected to grow at a rate of 7-9% annually.*

These estimates are from the 10-K reports produced by Experian, TransUnion, Equifax, and Fair Isaac.

VeraScore has several major incumbent competitors in the consumer-facing market, but we believe a key differentiator is that VeraScore is creating a new category and method to measure a consumer's Financial Health Score as opposed to the existing credit scores. Fair Isaac is the creator of the most commonly used credit-scoring algorithm, FICO, and they have licensed this algorithm to the major credit bureaus - Experian, TransUnion, and Equifax. Fair Isaac's revenues related to Consumer Credit Scoring in 2020 were $529mn. Of the three major credit bureaus, Experian is the largest and had revenues related to consumer credit scoring of $2.321bn in 2020. During 2020, TransUnion had revenues of $1.697bn and Equifax had revenues of $1.483bn. The market cap for each of these companies as of December 31st, 2021 was:

Fair Isaac - $12bn

Experian - $45bn

TransUnion - $26bn

Equifax - $36bn

Despite the present hold these incumbents have on the competitive landscape, their flawed credit scoring process only looks at a fraction of the potentially available financial data. This leads to increased costs, decreased access to credit, and overall frustration for both lenders and consumers.

The current credit score models only measure a consumer's ability to have debt. In fact, FICO scores are based solely on analyzing a consumer's payment history, debt usage, and length of credit history. The 3 main credit bureaus have been amassing this data for the past 50 years. They have been using a similar methodology throughout and thus it is very difficult for them to change, even if better data is available. Note, that even when the credit bureaus got together to create their own scoring methodology (VantageScore), they decided to continue to use exactly the same pool of data as they always have to measure consumers.

Today, we believe VeraScore is well-positioned to capitalize on its powerful data aggregation and measurement platform, which automates the data collection from all available sources of relevant financial data and creates an accurate and objective measure of a consumer's financial health. VeraScore helps consumers develop strong financial health habits and understand how to become more attractive to lenders, thereby creating a win-win situation for both lenders and consumers.

VeraScore is also able to address the costs of the estimated $140bn underwriting industry. The majority of these costs are related to the time and effort it takes for an underwriter to verify a loan applicant's financial information. Depending on the type of debt, this can take anywhere from a few days to several months. Consumers who use VeraScore already have their financial information verified because VeraScore downloads it directly from their financial institutions. When they choose to apply for a new credit product, they can ask VeraScore to deliver their financial information directly to the underwriting bank, which can then quickly make an underwriting decision based on this information.

The cost savings that we are delivering will accrue directly to the loan originators that are currently doing the underwriting. The closest competitive offerings in this space, change the model by outsourcing the underwriting. Upstart is a prime example of this. Upstart has created an AI-driven digital underwriting model that banks and credit unions can use to provide consumer loans using non-traditional variables, such as education and employment, to predict creditworthiness. In late 2020, Upstart went public via IPO, and their market cap as of Dec 31, 2021, is greater than $10bn. Another competitor in the outsourced underwriting space is OpenLending. OpenLending focuses on providing outsourced underwriting for credit unions in the non-prime auto loan sector. They currently service approximately 1% of this market, but even with that penetration level, their market cap as of Dec 31, 2021, was $2.9bn.

Current Stage and Roadmap

The Company has built a Proof of Concept application for measuring a consumer's financial health and is in the process of building our Minimum Viable Product (MVP) which should be completed in Q4 2022. The MVP will be the first version that can be used by financial institutions as well as consumers to objectively and holistically measure their financial health. The Company's efforts for the next few years will be focused on gaining market share, developing and leveraging strategic partnerships, and expanding our product and service offerings.

The Team

Officers and Directors

Name: Geff Woodward

Geff Woodward's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Responsible for managing the company's overall operations, including delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board. Mr. Woodward receives an annual salary of $195,000/yr and owns 5.1M shares of Common Stock.

- **Position:** Chairman BOD
  Dates of Service: June 25, 2020 - Present
  Responsibilities: Oversees the Board.

Other business experience in the past three years:

- **Employer:** BGW Group
  Title: Principal Consultant
  Dates of Service: January 01, 2013 - June 30, 2019
  Responsibilities: Advise Fortune 500 companies on corporate and business-unit growth strategy.

Name: Trond-Henning Olesen

Trond-Henning Olesen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Co-Founder
  Dates of Service: December 09, 2019 - Present
  Responsibilities: Responsible for all technical aspects of the company. Mr. Olesen receives an annual salary of $190,000 and has 4.9M shares of Common Stock.

- **Position:** Vice Chairman, BOD
  Dates of Service: June 25, 2020 - Present
  Responsibilities: Helps oversee the Board.

Other business experience in the past three years:

- **Employer:** Rootstock Software
  Title: VP Customer Success
  Dates of Service: August 15, 2016 - December 06, 2019
  Responsibilities: Responsible for Customer Success.

Name: Dan Mandell

Dan Mandell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP, Sales and Strategic Partnerships
  Dates of Service: January 05, 2021 - Present
  Responsibilities: Responsible for business development, sales, and setting strategic direction. Mandell received an annual salary of $200,000 / Sales commissions.

Other business experience in the past three years:

- **Employer:** Baton Systems
  Title: VP, Sales and Strategic Partnerships
  Dates of Service: February 01, 2016 - March 31, 2020
  Responsibilities: Responsible for business development, sales, and setting strategic direction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product,

that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable

to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our VeraScore Financial Health Score. Delays or cost overruns in the development of our VeraScore Financial Health Score and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

VeraScore was formed on June 16, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. VeraScore has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that VeraScore Financial Health Score is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns six (8) trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a

multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the

data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on VeraScore or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on VeraScore could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Geff Woodward	5,100,000	Common Stock	38.7%
Trond-Henning Olesen	4,900,000	Common Stock	37.2%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE 1, and SAFE 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 13,356,675 outstanding.

Voting Rights

Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Material Rights

The total number of shares outstanding on a fully diluted basis, 13,356,675 shares, includes 12,000,000 shares of Common Stock and 1,356,675 shares of SAFE Notes (which may convert into Preferred or Common Stock (depending on the triggering event)).

Please see the Company's Certificate of Incorporation attached as Exhibit F.

Preferred Stock

The amount of security authorized is 20,000,000 with a total of 0 outstanding.

Voting Rights

Section 1.7. Voting. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Material Rights

The total number of shares outstanding on a fully diluted basis, 13,356,675 shares, includes 12,000,000 shares of Common Stock and 1,356,675 shares of SAFE Notes (which may convert into Preferred or Common Stock (depending on the triggering event)).

SAFE 1

The security will convert into The security will convert into preferred or common stock (depending on the triggering event). and the terms of the SAFE 1 are outlined below:

Amount outstanding: $741,200.00
Interest Rate: 0.0%
Discount Rate: 40.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of Preferred Equity), and 2) Liquidity Event (i.e., IPO of Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stockholders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have the option to be either i) cashed out, or ii) receive Common Stock.

The total number of shares outstanding on a fully diluted basis, 13,356,675 shares,

includes 12,000,000 shares of Common Stock and 1,356,675 shares of SAFE Notes (which may convert into Preferred or Common Stock (depending on the triggering event)).

SAFE 2

The security will convert into The security will convert into preferred or common stock (depending on the triggering event). and the terms of the SAFE 2 are outlined below:

Amount outstanding: $544,000.00
Interest Rate: 0.0%
Discount Rate: 30.0%
Valuation Cap: $20,000,000.00
Conversion Trigger: 1) Equity Financing (i.e., sale of Preferred Equity), and 2) Liquidity Event (i.e., IPO of Change of Control).

Material Rights

In the event of Dissolution, SAFE Holder will have standard preferential rights over capital stockholders (similar to creditors).

In the event of a Liquidity Event (i.e., IPO or Change of Control), SAFE Holder will have the option to be either i) cashed out, or ii) receive Common Stock.

The total number of shares outstanding on a fully diluted basis, 13,356,675 shares, includes 12,000,000 shares of Common Stock and 1,356,675 shares of SAFE Notes (which may convert into Preferred or Common Stock (depending on the triggering event)).

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees

exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $741,200.00
  Use of proceeds: Outsourced Software development, Salaries, Legal fees
  Date: September 30, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** SAFE
  Final amount sold: $544,000.00
  Use of proceeds: Sales and business operations
  Date: June 30, 2022
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With the proper amount of equity financing, currently targeted at a total of $3.2M seed funding (of which we have already raised approximately $1M), we anticipate that we will be able to operate the company until such time as we have revenue from our first customers, again currently anticipated in Q2/Q3 of 2023.

We have a streamlined burn rate of $116K/month, consisting primarily of R&D/Development expenses (59%), Sales and Marketing expenses (29%), and General & Administrative expenses (11%). We have been able to reduce operational costs during the last two years by having all of our staff work remotely and not having to open an office.

Foreseeable major expenses based on projections:

The current major expenses for VeraScore are as follows 1) personnel and 2) outsourced software development. The second major expense can be easily mitigated once we are able to hire an in-house Software Architect.

Future operational challenges:

Our future operational challenges include the following:

Scaling both the Sales channel and Technical channel in order to meet early customer demands (e.g., potential customization, white labeling, adding features and functionality, etc.).

Making sure the sales funnel is stacked full, and the demand generation is being tracked.

Internal processes in place to quickly add staff, etc.

Overcoming the inertia of the market using FICO scores, which the industry has done for the last 50 years.

Future challenges related to capital resources:

Fundraising is the most critical activity in our company at this stage. Raising the right amount of capital ahead of the curve to make sure that we can fund our software development and business development activities. We need to make sure that we start to follow on funding campaigns with enough time to overlap our current funding.

Future milestones and events:

The following are future milestones and events we foresee that will significantly impact the company financially:

MVP completed (expected by Q4 2022)

First three Lending Customers (Expected by Q1 2023)

Institutional Investment (A Round) (Expected by Q4 2023)

First 100,000 consumers on the platform (Expected by Q 2 2023)

First 1,000,000 consumers on the platform (Expected by Q 1 2024)

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company had approximately $50,000 cash on hand as of July 31, 2022, from its SAFE investments. As of March 31, 2022, the Company had cumulative SAFE investments of approximately $1,285,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe we have the ability to continue to raise funds through SAFE notes and have continued to do so.

StartEngine allows us to diversify and expand our investor base and we believe the funds of this campaign will be critical to supporting our company operations. These funds will support both our current working capital and our planned capital expenditures.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are incredibly helpful but not imperative to the continued viability of the Company. If we raise the maximum amount of the funds we are seeking to raise in this offering, we believe the funds raised from this offering will constitute approximately 80% of our cash holdings. The Company would pursue other equity or debt options if we do not receive funds from this campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount (plus the cash already raised through SAFE notes), we anticipate we will be able to operate for an additional 4-5 months. This is based on a current monthly burn rate of $116K/month for expenses related to 1) R&D salaries of $36K/month, 2) R&D Contractor payments of $65K/month (for 6 months), 3) Sales and Marketing salaries of $34K/month, and 4) G&A salaries of $13K/month.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for an additional 10 months. This is based on a current monthly burn rate of $148K/month for expenses related to 1) R&D salaries of $36K/month, 2) R&D Contractor payments of $65K/month, 3) Sales and Marketing salaries of $34K/month, and 4) G&A salaries of $13K/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We believe we have the ability to raise additional funds through private offerings. Currently, the Company has contemplated additional future sources of capital including additional capital raised through SAFE notes, a second StartEngine campaign, as well as an institutional round (i.e., A Round) of investment in Q1 of 2023.

Indebtedness

- **Creditor:** Geff Woodward
  Amount Owed: $138,750.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023
  $138,750. 0.0% Interest rate, maturity date 12/31/2023

- **Creditor:** Geff Woodward
  Amount Owed: $38,455.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023
  $38,455. 0.0% Interest rate, maturity date 12/31/2023

- **Creditor:** Trond-Henning Olesen

Amount Owed: $135,192.00
Interest Rate: 0.0%
Maturity Date: December 31, 2023
$135,192. 0.0% Interest rate, maturity date 12/31/2023

Related Party Transactions

- **Name of Entity:** Geff Woodward
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Short-term loan to CEO/Director
  Material Terms: $38,455. 0.0% Interest rate, maturity date 12/31/2022

- **Name of Entity:** Geff Woodward
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This is deferred salary from 2021 for CEO/Director. It is not due to be paid immediately, rather it is a long term debt.
  Material Terms: Amount: $138,750.00 Interest Rate: 0.0% Maturity Date: 12/31/2023

- **Name of Entity:** Trond-Henning Olesen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: This is a deferred salary from 2021 for Mr. Olesen (CTO & Director). It is not due to be paid immediately, rather it is a long-term debt.
  Material Terms: Amount: $135,192.00 Interest Rate: 0.0% Maturity Date: 12/31/2023

Valuation

Pre-Money Valuation: $20,035,012.50

Valuation Details:

The Company set its valuation internally without a formal-third party independent evaluation.

Intangible Assets (Registered and Pending Patents, Copyrights, and Trademarks):
VeraScore has filed 4 provisional patents as of November 2021. The VeraScore^TM trademark has been filed in both the US (8/21) and Internationally (1/22) for UK, Canada, Mexico, and the EU.

The VeraScore^TM Proof of Concept (POC) has been built in code and proves the veracity of the VeraScore^TM algorithms. The VeraScore^TM Minimal Viable Product (MVP) is currently being built and is due to be released in Q4 2022.

The $744.2K first tranche of the seed round closed on 02/28/22 with SAFE notes at a $10M Valuation Cap. We started raising the $1.25M second tranche of the seed round with SAFE notes at a $20M Valuation Cap in April 2022. We already have $554K committed and $150K soft-circled as of September 1, 2022.

VeraScore has entered into a partnership and executed a non-binding Memorandum of Understanding (MOU) with a Financial Literacy content provider, CentSai, which will provide us with access to their current and future client base, currently numbering in the millions of consumers.

VeraScore Industry Comparables: In terms of the competitive landscape for VeraScore, we see ourselves touching multiple market segments including Legacy Credit Scoring, Marketplace Lending, and Consumer Financial Services.

The publicly traded credit scoring companies include FICO ($12.7bn Market Cap), Experian ($32.8bn Market Cap), Equifax ($26.9bn Market Cap), or TransUnion ($15.9bn Market Cap) with an average valuation of 7.3x EV/S.

Publicly traded Marketplace Lenders and Consumer Financial Services companies include Upstart ($2.7bn Market Cap), Sofi ($2.2bn Market Cap), Lending Club ($1.5bn Market Cap), and Intuit (Mint) ($134bn Market Cap) who collectively have an average valuation of 6x EV/S.

*Market Caps calculated as of Aug 11, 2022

Indirect Comparables provide the basis for our analysis of the market potential for VeraScore.

FICO - https://fico.gcs-web.com/static-files/0f76cce9-2765-4538-b9e7-0035d055abb0

Size: 3,516 FTEs

Type: Public

Stage: IPO (Mature) $12.7bn market cap

Experian - https://fico.gcs-web.com/static-files/0f76cce9-2765-4538-b9e7-0035d055abb0

Size: 20,000 FTEs

Type: Public

Stage: IPO (Mature) $32.8bn market cap

Equifax - https://investor.equifax.com/sec-filings/all-sec-filings/content/0000033185-22-000045/0000033185-22-000045.pdf

Size: 12,700 FTEs

Type: Public

Stage: IPO (Mature) $26.9bn market cap

TransUnion - https://otp.tools.investis.com/clients/us/transunion/SEC/sec-show.aspx?FilingId=15965309&Cik=0001552033&Type=PDF&hasPdf=1

Size: 10,200 FTEs

Type: Public

Stage: IPO (Mature) $15.9bn market cap

Comparison to VeraScore: FICO, Experian, Equifax, and TransUnion are most similar to VeraScore in that they are using customer-specific data to measure and rank individuals' ability to repay loans and credit products.

VeraScore Advantage: Over the past five (5) decades, the credit bureaus have been amassing credit data about consumers in order to run their algorithms focusing on: payment history, amount of credit extended, amount of credit utilized, types of credit issued, and length of credit history. This information created fortresses for them from which they could sell their credit scores. But those fortresses can quickly become a prison which makes it difficult for them to change. As technologies have advanced, we now have the ability to quickly and easily access much more financial data about the individual. VeraScore's advantage is our ability to include significantly more financial data points about each customer, which enables us to accurately measure the holistic financial health of everyone. This allows lenders to use our data to expand their potential pool of borrowers and be more predictive about a consumer's ability to repay any money that has been borrowed.

Upstart - https://ir.upstart.com/static-files/1e824436-dbff-454b-8fec-e3a0fba3e325

Size: 1,497 FTEs

Type: Public

Stage: IPO (Mature) $2.7bn market cap

Comparison to VeraScore: Like VeraScore, Upstart uses artificial intelligence and additional data points beyond credit scores to measure and rank a consumer's ability to repay a loan.

VeraScore Advantage: Upstart takes the underwriting function out of banks who are outsourcing this decision-making. VeraScore enables banks to continue to run their own underwriting models, but provides verified financial data to fuel those models. This data includes traditional financial data that underwriters want to see but don't necessarily have access to without conducting several weeks or even months of due diligence. Upstart could ultimately become a customer for the VeraScore data.

Affirm - https://investors.affirm.com/static-files/43cc0f23-f8e0-47c1-988f-d3199164a06c

Size: 2,071 FTEs

Type: Public

Stage: IPO (Mature) $10.5bn market cap

Comparison to VeraScore: Affirm uses traditional credit scores along with additional publicly available data to measure a consumer's ability to repay a loan

VeraScore Advantage: VeraScore has access to far more customer-specific data that can better create a holistic financial picture of the individual. Affirm could ultimately be a customer for this data.

Open Lending - https://finance.yahoo.com/quote/LPRO?p=LPRO&.tsrc=fin-srch

Size: 132 FTEs

Type: Public

Stage: IPO (Mature) $2.3bn market cap

Comparison to VeraScore: Open Lending uses traditional credit scoring data along with a proprietary database of publicly available information to measure the ability of the "near-prime" market to be able to repay auto loans.

VeraScore Advantage: VeraScore has access to and will analyze far more data points about the consumer to fully understand their financial health and ability to repay a loan. Additionally, Open Lending only focuses on a small segment of the auto loan industry, whereas the VeraScore platform can be used to measure all consumers and for all types of credit.

Management and Previous Startup Successes

Geff Woodward

Serial Entrepreneur who has 30 years of experience in Strategy, Operations, and Finance. Geff has spent much of his career advising businesses ranging from start-ups to multi-billion dollar Fortune 500 companies on corporate and business-unit growth strategies. He has also successfully led multiple geographically diverse cross-functional teams to execute enterprise-level business strategies and initiatives (e.g., cost reduction, rapid growth, and investment opportunity identification) in both high-tech startups and larger companies.

Trond Henning Olesen

Employee #3 at a configuration software company, Calico Commerce, and helped to build it from a 3-person company to 450 employees, $2B market valuation, and the 6th best IPO in the history of NASDAQ. Responsible for delivery and implementation of the product in the USA. He also created the EurAsia office and built it to deliver 25% of total company revenue with 10% of the resources.

Dan Mandell

Employee #2 at SaaS payments startup (Baton Systems) focused on bringing efficiencies to the capital and institutional markets. Responsible for business development, sales and setting strategic direction. Dan negotiated and executed deals with multiple top-tier global banks and helped grow transaction volumes from $0 to over $15 billion/day and revenues from $0 to $3mm+/year.

Finally, we have an impressive Board of Advisors, who are all investors as well. Our Industry Consultant, Scott Waldron, headed up multiple verticals at Experian, including the Auto and Medical verticals. Scott is also an investor as is one of our employees.

Conclusion: In sum, VeraScore delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers. The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores. For the reasons listed above, as well as an elite team of established executives with over a century of combined experience we feel a $20,035, 012.50 is justified.

https://www.wsj.com/articles/fico-scores-hold-on-the-credit-market-is-slipping-11627119003

The total number of shares outstanding on a fully diluted basis, 13,356,675 shares, includes 12,000,000 shares of Common Stock and 1,356,675 shares of SAFE Notes (which may convert into Preferred or Common Stock (depending on the triggering event)).

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  Minimum offering proceeds would be used for payment of offering expenses and general working capital

If we raise the over allotment amount of $1,069,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*

50.0%
Product Development: Continue to refine and update existing product offerings, including building out the Minimal Viable Product (MVP)

- *Marketing*
30.0%
Sales and Marketing activities to support B2B sales and ultimately to land our first 2 customers

- *Operations*
14.5%
General & Administrative operational expenses related to increased growth and maturity of the company (e.g., accounting, legal, PR, etc.)

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myverascore.com (http://myverascore.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/verascore

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR VeraScore, Inc.

[See attached]



VeraScore Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
VeraScore Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 19, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,084	-
Due from Owner	38,455	2,547
SAFE Agreement Receivable	5,000	-
Total Current Assets	97,539	2,547
TOTAL ASSETS	97,539	2,547
LIABILITIES AND EQUITY		
Current Liabilities		
Deferred Owner Compensation	273,942	-
Total Current Liabilities	273,942	-
Long-term Liabilities		
Future Equity Obligations (SAFE Agreements)	556,200	5,000
Total Long-Term Liabilities	556,200	5,000
TOTAL LIABILITIES	830,142	5,000
EQUITY		
Accumulated Deficit	(732,603)	(2,453)
Total Equity	(732,603)	(2,453)
TOTAL LIABILITIES AND EQUITY	97,539	2,547

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	1,886	-
General and Administrative	727,456	2,453
Research and Development	302,559	-
Total Operating Expenses	729,342	2,453
Operating Income (loss)	(729,342)	(2,453)
Other Expense		
Interest Expense	-	-
Other	808	-
Total Other Expense	808	-
Provision for Income Tax	-	-
Net Income (loss)	(730,150)	(2,453)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(730,150)	(2,453)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
SAFE Receivable	-	5,000
Accrued Owner Compensation	273,942	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	273,942	5,000
Net Cash provided by (used in) Operating Activities	(456,208)	2,547
INVESTING ACTIVITIES		
Loan to Owner	(35,908)	(2,547)
Net Cash provided by (used by) Investing Activities	(35,908)	(2,547)
FINANCING ACTIVITIES		
Future Equity Obligations (SAFE Agreements)	546,200	-
Net Cash provided by (used in) Financing Activities	546,200	-
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	54,084	-
Cash at end of period	54,084	-

Statement of Changes in Shareholder Equity

	Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 6/16/20 (Inception)	-	-	-	-
Issuance of Common Stock	10,000,000	-	-	-
Net Income (Loss)	-	-	(2,453)	(2,453)
Ending Balance 12/31/2020	10,000,000	-	(2,453)	(2,453)
Issuance of Common Stock	1,330,000	-	-	-
Net Income (Loss)	-	-	(730,150)	(730,150)
Ending Balance 12/31/2021	11,330,000	-	(732,603)	(732,603)

VeraScore Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

VeraScore Inc. ("the Company") was formed in Delaware on June 16th, 2020. The Company plans to earn revenue using a SAAS platform levc vc veraging a unique algorithm and AI/ML (Machine Learning), combined with predictive analytics in order to holistically measure the financial health of a consumer and present that information to lenders for loan/credit products. The Company is located in the San Francisco Bay Area. The Company's initial customers will be located in the United States. We do have plans to expand internationally as well.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2021, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining talent. A total of 2,000,000 shares of Common Stock have been allocated towards this Plan which can be awarded in the form of Restricted Stock. Any awards granted are subject to an employee's continued service with the Company. In March 2021, the Company has granted a total of 1,210,000 shares of Restricted Stock which vest at a rate of 25% on the one-year anniversary of the effective date, followed by 36 equal monthly installments for the remaining shares. In July 2021, the Company granted 120,000 shares of Restricted Stock to an advisor which vest at a rate of 24 equal monthly installments beginning one calendar month after the effective date.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair

value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Summary of Share-based Compensation Arrangements

Year Ended December 31st

	2020	2021
Beginning shares granted	-	10,000,000
Granted during the period	10,000,000	1,330,000
Vested	(10,000,000)	(450,000)
Total Cumulative Shares Granted for Compensation	10,000,000	11,330,000
Ending Shares Remaining to Vest	-	880,000
Weighted-average grant-date fair value of shares vested	0.0002	0.0042

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

The Company loaned the CEO money which at no interest and will become due at the discretion of the Company. The total net amount of this loan receivable was $2,547 and $38,455 as of December 31, 2020 and 2021, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Please see "Note 3 – Related Party Transactions" for more information regarding loans.

Future Equity Obligations - Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to either future equity in the Company via SAFE Preferred Stock during a qualified financing event, or automatically receive a portion of the proceeds during a liquidity event equal to the greater of (i) the purchase amount, or (ii) the amount payable on the

number of shares of Common Stock equal to the purchase amount divided by the liquidity price at a 30 – 40% discount rate. Shares of SAFE Preferred Stock have identical rights, privileges, preferences, and restrictions as shares of Standard Preferred Stock other than with respect to liquidation preference. The SAFE agreements entered are subject to a valuation cap of $10 - 20M.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

*SAFE agreements mature during qualified financing or change of control events which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 shares of Common Stock with a par value of $0.001 per share. 10,000,000 and 11,330,000 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. No such shares were issued nor outstanding as of 2020 and 2021.

Common and Preferred Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 19, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

VeraScore

Cultivating financial health for the future.


VeraScore
It's not a credit score —
it's a Financial Health Score.

Website | San Anselmo, CA | FINANCIAL SERVICES

$0.00 raised

0 Investors	**$20M** Valuation
$1.50 Price per Share	**$199.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

VeraScore is currently pre-revenue and working on a prototype that will demonstrate the power of the platform. The company is in the process of building the Minimum Viable Product with its technology partners, Big Nerd Ranch. This MVP is expected to be completed in Q4 2022 and will be one of the first versions that financial institutions can utilize with their customers.

- - -

*Information based on internal research conducted by VeraScore, as well as information provided by the Wall Street Journal (source)

Accurate financial assessments require a holistic view

Simply put, **the current credit scoring model doesn't work**. It's one-dimensional, biased, and doesn't take into account all pertinent information of an individual's financial health. This incomplete approach eliminates the possibility of equity for underserved communities and also puts lenders at risk.

VeraScore™ is one of the first platforms that uses all relevant and available financial data to **objectively, accurately, and holistically measure a borrower's financial health**.


VeraScore™ is not a credit score,
it is a Financial Health Score.
Simply put, the current credit scoring model
put forth by credit companies doesn't work.

VeraScore™ is not a credit score; it is a **Financial Health Score**. By leveraging Artificial Intelligence (AI), VeraScore™ obtains a comprehensive view of a consumer's financial health, which reduces the risk of defaults for lenders, expands their potential customer base, and saves time and money on underwriting.

By providing a greater number of people better access to financial resources, VeraScore is leveling the playing field for all individuals, including those in underserved communities, by promoting financial literacy and empowering people to take control of their financial health.


VeraScore brings to life the true financial health and potential of each individual
We level the playing field for all individuals, including those in underserved communities, by promoting financial literacy

THE PROBLEM

The current FICO score model hurts both lenders and consumers

Credit score models, as we know them, only measure a consumer's ability to have debt. In fact, FICO scores are based solely on analyzing a consumer's payment history, debt usage, and length of credit history. This flawed process leads to increased costs, decreased access to credit, and overall frustration for both lenders and consumers. Even worse, it has harmful consequences to everyday consumers.


45 million+ U.S. adults
do not currently have reasonable access to fair credit products because they are considered credit unscorable or credit invisible by the credit bureaus

(source)

Over **45 million U.S. adults do not currently have reasonable access** to fair credit products because they are considered credit unscorable or credit invisible by the credit bureaus (source). In fact, customers with prime credit ratings only account for 45% of the potential customer base in a $15.6 trillion market (source, source).

A more complete view of a consumer's financial health opens up a world of opportunity for lenders to serve an entirely new pool of clients. This complete, more precise model will finally provide all consumers with fair access to credit markets.

THE SOLUTION

VeraScore™ objectively measures financial health, minimizing lender risk

When a consumer signs up for VeraScore™, the first thing we do is download up to 2 years of financial history from all of their financial accounts. Using AI we analyze and categorize all activity into transactions such as income, assets, and savings. The end result is **a transparent view of the consumer's real financial health** based on the collected information.

As long as a consumer has a bank account that is receiving income and is paying at least one bill, they can obtain a VeraScore™.


VeraScore
Debt to Income
85
Healthy
Liquid Reserves
47
At Risk
Net Cash Flow
66
Fair
Active Savings
100
Healthy
Debt Portfolio
27
Critical
Payment History
100
Healthy
Net Cash Flow
$350
$2,000
$200
$450
$1,000
With VeraScore™, banks benefit from having a historic model of each consumer's financial health
As long as a consumer has a bank account that is receiving income and is paying at least one bill, they can have a VeraScore.

Our business model charges a monthly subscription to partnered banking institutions based on the number of customers they have using the platform. Through VeraScore™, banks will benefit from having a historic model of each consumer's financial health as well as an ongoing ability to monitor their financial health moving forward. For a small monthly fee, consumers can also subscribe to the service directly.


We employ the latest cutting edge security technologies
including multi-factor authentication, tokenization, and encryption of data.

Most importantly, we employ the latest cutting edge security technologies including multi-factor authentication, tokenization, and encryption of data, to make certain that the data remains private and secure. Our customers own and control their financial health score data, so they get to choose to whom they will provide it to. VeraScore will **only** allow lenders access to this data with the consumers' permission.

THE MARKET

Access to more potential borrowers, without additional risk

We live in an ever-evolving digital era where data is the currency of the realm. With this truth as our engine, VeraScore™ stands out from its competitors by providing a complete and accurate picture of an individual's financial health to benefit both sides of the transaction.

Our platform can identify near-prime borrowers with risk profiles similar to, or better than, prime borrowers, enabling dealers, lenders, insurers, and OEMs to service these consumers while generating attractive economics.


VeraScore™ stands out from its competitors by providing a complete and accurate picture of an individual's financial health
Our holistic approach allows lenders to find good borrowers that have been overlooked by traditional means
VeraScore
"What If" Analysis
My VeraScore
76
Net Cash Flow
$350
LAUNCH SIMULATOR
Account Balances
$350,000
$20,000

Our holistic approach will also allow lenders to find good borrowers that have been overlooked by the traditional means, simply because they did not have a credit history or their credit scores did not reach a minimum. Furthermore, VeraScore™ helps consumers develop strong financial health habits to become more attractive to lenders.


Today, it is estimated that banks spend over
$140 billion
in an effort to verify each customer's financial information, often taking weeks or months.
We can offer this information to underwriters for a fraction of what it costs them in a matter of seconds.

Information based on internal research conducted by VeraScore

We also will provide banks with financial data for their customers that are going through the underwriting process. Today, it is estimated that banks spend over $140B annually* in an effort to verify each customer's financial information, a process oftentimes taking weeks or even months. With VeraScore™, we can offer this information to underwriters for a fraction of what it costs them **in a matter of seconds**.

Information based on internal research conducted by VeraScore

OUR TRACTION

Successful ongoing app development

We have completed our proof of concept, filed four provisional applications to protect our IP, filed for a trademark, and established the VeraScore branding.


The fifth generation of our VeraScore™ algorithm has been built and tested
We have completed our proof of concept, filed four provisional applications to protect our IP, filed for a trademark, and established the VeraScore branding.

The fifth generation of our VeraScore™ algorithm has been built and tested, which serves as the foundation for our VeraScore™ Minimum Viable Product. To help us develop our MVP, we have enlisted the services of stalwart app developer, Big Nerd Ranch. This MVP is expected to be completed in Q4 2022 and will be one of the first versions that financial institutions can utilize with their customers.

WHY INVEST

VeraScore is cultivating financial health for the future

VeraScore is spearheaded by an elite team of established executives with over a century of combined experience solving big problems. With our proprietary platform designed to objectively view all consumers through the same lens and expand access to relevant financial data, we are perfectly positioned to take advantage of the recent market shifts in consumer scoring.

By investing in VeraScore, you can be part of the revolution to displace credit scores and lay a fair, transparent, and empowering foundation for an equitable future.

With our proprietary platform designed to objectively view all consumers through the same lens and expand access to relevant financial data

VeraScore is perfectly positioned to take advantage of the recent market shifts in consumer scoring



In the Press

SHOW MORE

Meet Our Team



Geff Woodward

Founder, CEO, and Chairman BOD

Serial Entrepreneur who has 30 years of experience in Strategy, Operations, and Finance. Geff has spent much of his career advising businesses ranging from start-ups to multi-billion dollar Fortune 500 companies on corporate and business-unit growth strategies. He has also successfully led multiple geographically diverse cross-functional teams to execute enterprise-level business strategies and initiatives (e.g., cost reduction, rapid growth, and investment opportunity identification) in both high-tech startups and larger companies.



Trond-Henning Olesen

Co-founder, CTO, and Vice Chairman, BOD

Employee #3 at a configuration software company, Calico Commerce, and helped to build it from a 3-person company to 450 employees, $2B market valuation, and the 6th best IPO in the history of NASDAQ. Responsible for delivery and implementation of the product in the USA. He also created the EurAsia office and built it to deliver 25% of total company revenue with 10% of the resources.



Dan Mandell

VP, Sales and Strategic Partnerships

Employee #2 at SaaS payments startup (Baton Systems) focused on bringing efficiencies to the capital and institutional markets. Responsible for business development, sales and setting strategic direction. Dan negotiated and executed deals with multiple top-tier global banks and helped grow transaction volumes from $0 to over $15billion/day and revenues from $0 to $3mm+/year.

Offering Summary

Company	VeraScore, Inc.
Corporate Address	1505A Sir Francis Drake Blvd, San Anselmo, CA 94960
Offering Minimum	$9,999.00
Offering Maximum	$1,069,999.50
Minimum Investment Amount (per investor)	$199.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,666
Maximum Number of Shares Offered	713,333
Price per Share	$1.50
Pre-Money Valuation	$20,035,012.50

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first and receive 10% bonus shares

Amount-Based

$250+

Tier 1

Vera Score Owner's Group (be the first to know about product updates and changes, receive exclusive investor updates and future discounts)

$500+

Tier 2

Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$1,500+

Tier 3

2% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$5,000+

Tier 4

6% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$10,000+

Tier 5

11% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$25,000+

Tier 6

15% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

$50,000+

Tier 7

18% Bonus Shares + Invitation to a Vera Score Led Financial Literacy Webinar + Vera Score Owner's Group

**All perks occur when the offering is completed*

The 10% StartEngine Owners' Bonus

VeraScore will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Almost everyone hates credit scores and almost no one understands them!

My name is Geff Woodward and that's why I started VeraScore.

Consumers and lenders are looking for an easy, accurate way to measure their financial health.

Credit scores just measure your ability to get into more debt. But with VeraScore, you get your full financial picture.

And more than that… We empower you to do something about it.

Why are we crowdfunding our seed investment round?

Because like StartEngine, VeraScore is democratizing access to essential services.

By investing in VeraScore, you can be part of the revolution. You can change how the world works. And you can also be a pioneer user of our ground-breaking service.

TESTIMONIAL 1: Scott Waldron

Hi, my name is Scott Waldron and I spent nearly 15 years in the credit scoring industry. I believe the time has come for a better more inclusive approach to credit scoring, through a more holistic approach, VeraScore is doing exactly that in a way that both consumers and lenders will appreciate.

"*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*"

TESTIMONIAL 2: Harold Lowe

To me, having access to credit means you have access to the American dream, and I look at 50 million people in this country that have no access, and we're producing a system of have's and have-nots.

And when I look at the African American community, we are looking at more than 40% of us not having any access. And we have a credit system and we don't understand it. And that's why I am a part of VeraScore, it's easy to understand, and it gives everybody access to the American dream because they are being judged on what they've actually done.

"*This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*"

The potential is enormous.

The consumer credit scoring market alone is worth $6 billion annually.

But consumer underwriting is worth nearly 25x that.

Even with a fraction of these markets, we have the potential to generate substantial returns for our investors.

So why now?

Well, the problems with credit scores aren't new, but the technology to do something about it is.

For 50 years, credit scores have been your only proxy for your financial health.

This is problematic.

Credit scores are opaque, don't factor in your earnings, and promote having more debt. And yet credit scores are used more and more in our daily lives.

It's time for a new way of thinking.

VeraScore takes advantage of the newest technologies to gather and analyze all relevant financial information for an individual.

This allows VeraScore to measure the financial health and potential of ALL individuals in an objective and unbiased way - not just for those that have been using credit cards.

This is all the responsibility of our co-founder and CTO Trond Henning Oleson.

Thank you Geff.

Trond Henning Olesen: We use artificial intelligence and machine learning to build the most accurate, and predictive method of objectively measuring your financial health.

In business today, the one with the most and best data usually wins. This will help both consumers and lenders achieve better results.

We have protected this intellectual property by filing 4 patents, with more on the way.

Ultimately, we believe people are so much more than just a score.

We believe you should have an easy, fair and transparent way to manage and report your financial health that truly reflects who you are as an individual.

And we believe this to be a unique opportunity for those that share our vision.

Testimonial #3: Jim Freis

A repeated concern during my time in the U.S. government was how to expand access to financial services. VeraScore is developing solutions to these challenges.

I'm proud to be an advisor as well as an investor, putting some of my own savings towards these important goals

"This testimonial may not be representative of the experience of other customers and is not a

guarantee of future performance or success."

VeraScore allows us to make a difference. We hope that you will be a part of the journey with us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:06 AM 06/16/2020
FILED 10:06 AM 06/16/2020
SR 20205714805 - File Number 3076392

CERTIFICATE OF INCORPORATION

OF

VeraScore Inc.

FIRST. The name of the corporation is VeraScore Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 221 N. Broad Street, Suite 3A, Middletown, DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 40,000,000, of which 20,000,000 shares of par value 0.001 per share shall be designated as Common Stock and 20,000,000 shares of par value 0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest

extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: June 16, 2020

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

Exhibit G to Form C

Test The Waters Materials

FOR INVESTORS | GENERAL

Coming Soon: Upcoming StartEngine Offerings

June 27, 2022 | 19 min read

author:
Johanna Cronin

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StartEngine is excited to share our upcoming offerings with the public. The following list will be updated regularly to reflect offerings that may be raising capital on StartEngine in the next 30 days.

This blog post was last updated on October 3, 2022.

3DOS™

3DOS™ | *Building the World's Largest Decentralized Manufacturing Network*

https://3dos.io/

Description of Business
The $12 trillion dollar global manufacturing market is making a titanic shift and moving to localized production. 3DOS is aiming to build the world's largest decentralized on-demand manufacturing network on Web3 powered by blockchain smart contracts. The goal is to become a leader in this $112 billion dollar on-demand manufacturing market opportunity which is fast approaching by 2024. When you look around you, almost everything is made in one country. A significant number of companies in the world have made a concrete decision to decentralize their supply chain risks after COVID, but how do you control your royalties and products efficiently in this new decentralized world? Now imagine anyone can simply upload a design into 3DOS, protect your royalties via smart contract, and things are made locally, on-demand, only when they are needed, with no waste, no inventory, and no international shipping. The future of manufacturing is decentralized. 3DOS is currently pre-revenue and in the prototype stage. Invest in a Silicon Valley team that is trailblazing the path into a decentralized manufacturing world.

Reasons to Invest

- 3DOS Aims to Revolutionize Global Manufacturing: 3DOS has the vision to create the world's largest peer-to-peer manufacturing network, allowing anyone to upload a design, receive royalties, and have it made anywhere in the world. 3DOS instantly connects demand and supply in real-time – so products are made on-demand locally: No waste, no inventory, no international shipping.
- The Digital Manufacturing Market Demand is Now: The global digital manufacturing market size was valued at USD 320 billion in 2021. It is expected to reach USD 1.370 trillion by 2030, growing at a CAGR of 16.5% during the forecast period (2022–2030) (source). 3DOS is looking to enter and disrupt the traditional 12 trillion dollar global manufacturing market (source). The on-demand manufacturing market is also expected to reach $112 billion by 2024 and the 3D printing industry is projected to reach over $50 billion by 2030 (source).
- Rock Solid All Star Team with a Proven Track Record: Our Silicon Valley team is backed by world class CEO's, board advisors, publicly traded companies, and investors. The founders have a proven track record and have already invented the world's first operating system for 3D printing, 3DPrinterOS, which is used in over 120 countries and has produced over 2.8 million parts globally. It is used by the best and brightest top 100 universities like MIT, Harvard, Rice, CalTech, Berkeley, by the top enterprises like John Deere, Google, Bosch, Eaton, and government agencies like the British ARMY, NASA, US NAVY, and US AIR FORCE. All these 9M+ cad designs, 60,000+ 3D printers, and 200,000+ users will be the first to be onboarded into the 3DOS network.

Team
John Dogru: CEO & Founder, LinkedIn
Anton Vedeshin: CTO, LinkedIn

MiTio Tech

MiTio Tech | *Advancing AI translation and interpretation*

https://mitiotech.com/

Description of Business
As a SAAS technology company, we believe MiTio Tech is pioneering innovative language technology. Bridging the gap between language communication and cost barriers, our AI scrubs today's technical jargon to improve effectiveness in the interpretation and translation industry. Pre-revenue and patent pending, we believe our disruptive technology has the potential to take us public in 18-24 months.

Reasons to Invest

- MiTio Tech is a woman-owned small business, we are backed by deep industry knowledge, and partner with Georgia Tech software developers. Our goal is to create innovative AI software that navigates technical jargon translation that is accurate and inclusive – not gender or race-biased.
- The Global Translation Services Market is expected to reach $46.22 Billion by 2028 (source) and we believe that our AI technology can truly disrupt this growing industry.
- In our view, translating services created by big companies are limited due to inherent biases. We are here to change that and build a better world of better, more inclusive communication.

Team
Donnie Lee Jr.: COO, LinkedIn
Nelva Lee: CEO, LinkedIn

Sen-Jam Pharmaceutical

Sen Jam | *Revolutionizing Anti-inflammatories for Life*

https://sen-jam.com/

Description of Business
Sen Jam Pharmaceutical is developing a line of anti-inflammatory drugs designed to provide a much-needed update to a multi-billion dollar market that has seen little innovation in the past 30 years, or since aspirin was invented 125 years ago. We are developing 12 different drugs targeting 7 therapeutic areas intended to reduce pain and inflammation by harnessing your body's immune system, at the very beginning of the inflammatory cascade. We seek to prevent acute inflammation, slow the progression of inflammatory chronic illnesses, and improve health span. According to our research, there are no pharmaceutical products available to the consumer, either Over-the-Counter (OTC) or prescription (Rx), that acts so early, and safely, at the very beginning of inflammation. Our initial drugs are pre-market, patented, and will seek FDA-approval. Sen-Jam is currently enrolling patients in our covid oral therapeutic Phase 2 Clinical Trial in collaboration with Duke University. Sen-Jam is also ready to begin our Phase 2 clinical trial for prevention of alcohol's toxic effects. Because we repurpose small molecules with over 30 years of safety data, we are able to bring these new pharmaceuticals to the consumer rapidly, using an accelerated FDA pathway for approval.

Reasons to Invest

- We are harnessing the technology of mast cell modulators (the very beginning of the inflammatory/immune cascade) to boldly introduce to the consumer a safer more effective approach to reducing inflammation, before it leads to chronic illness. Sen-Jam is a human-first revolution in the Trillion Dollar anti-inflammatory market that seeks to improve health span.

- Our drugs are designed to have widespread applications, from covid-19 treatment to opioid withdrawal, alcohol hangovers, arthritis, and vaccine administration (all interconnected by inflammation) amounting to a total addressable market estimated at $217 billion. Because our drugs are safe, some will be OTC; some will be introduced as Rx and we will seek to have them join the OTC arena, to increase accessibility and decrease cost to the consumer; some drugs will be injectable for urgent hospital use.
- We are led by a team of entrepreneurs, innovators, scientists and futurists with decades of experience in operations and pharmaceuticals, as well as a combined $730 million in successful exits.

Team
James Iversen: CEO, Co-Founder, LinkedIn
Jacqueline M. Iversen: Chief Clinical Officer, Co-Founder, LinkedIn

New Sapience
New Sapience | *Synthetic Intelligence: An Alternative Approach to AI*
https://www.newsapience.com/

Description of Business
New Sapience is anticipating the launch of what we believe is an entirely new paradigm of artificial intelligence. More aptly referred to as synthetic intelligence, our sapiens are unique thinking machine prototypes with the acumen to speak and comprehend human language, as opposed to merely mimicking it like much of the AI known today. New Sapience is pre-revenue and currently in the prototype phase.

Reasons to Invest

- New Sapience is developing a patented synthetic intelligence platform, which we believe will overcome the limitations of traditional artificial intelligence, better replicate the generality of human knowledge, and exceed the capabilities of any existing AI approaches.
- We believe that what we are creating is an entirely new innovation, with our goal to make our product accessible to over 7 billion smartphone users worldwide, and that could transform every major segment of our economy, and generate innumerable new markets in the process.* New Sapience technology has the potential to disrupt numerous multi-billion dollar markets such as the $9.9B industry for natural language processing and chatbot software and the $140B industrial automation industry, to name a few.**
- We believe sapiens are the world's first machines that think and understand like humans do. Our vision is of a world where these thinking machines are our partners, helping every one of us to realize our own personal goals, to live a more engaged human life. We believe that if our sapiens were to become commonplace, when human knowledge, perspective, and values are at the foundation of thinking machines, the tyranny of the mindless statistical algorithms will be over.

Team
Bryant Cruse: Founder & CEO, LinkedIn
Karsten Hunneycutt: Chief Software Architect

PSYONIC
PSYONIC | *Redefining Human*
https://www.psyonic.io/

Description of Business
The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging proprietary bionic technology breakthroughs, the hand replicates touch sensation for amputees, and is accessible to most Americans with upper limb differences because it is covered by Medicare.

Reasons to Invest

- PSYONIC's Ability Hand™ offers those with limb differences the high-performance solution they deserve. We designed our bionic hand to be the fastest, and believe that it is the first of its kind to offer true multi-touch sensitivity (source). For what we believe is the very first time with a commercially available bionic hand, users can feel a vibration from multiple areas of the fingers when they touch an object!
- The global market for prosthetics and orthotics is approaching the $2.8 billion mark and has the potential to expand as a population of about 3.5 million people are estimated to potentially experience limb loss by 2050 (source).
- Prioritizing affordability, PSYONIC has worked diligently to ensure that our products cost less (source) and are covered by Medicare as well as private insurance (source).

Team
Aadeel Akhtar: CEO + Founder
Whitney Akhtar: Director of Human Resources

BeeHex
BeeHex | *Proven Automated 3D Decorating Systems with Scale Up Opportunity*
https://www.beehex.com/

Description of Business
BeeHex Automation is a NASA spinoff company that builds specialized machines for dessert decoration. We are currently in-market, serving industrial bakeries with equipment for high volume cookie and cake decoration as well as large grocery chains with our Cake Writer machines automating on-demand personalized dessert decoration. With four patents and over $3 million in revenue since 2019, we are ready to scale up and continue disrupting the dessert market.

Reasons to Invest

- We have signed a commercial pilot agreement with Walmart, allowing us the opportunity to expand and deploy Cake Writers across the country. We also have pilots planned in the U.S. and Europe for further expansion.
- BeeHex has installed machines that have been operating since 2019, with over
  1 million products made by those machines. We have generated over $3 million since then, with optimized machine performance and manufacturability, allowing for scale-up into 2023.
- We have four patents granted and two pending, with proprietary vision and control software seeking to define the cutting edge of food production software, with the ability to fill personalized orders.

Team
Anjan Contractor: CEO & Director, LinkedIn
Benjamin Feltner:COO & Director, LinkedIn

The Brag House
The Brag House | *Welcome to Brag House*
https://thebraghousecorp.com/

Description of Business
We believe that Brag House is one of the first Premier eSports Platforms for non-professional college gamer and their communities. Our mission is to foster a collaborative community of casual eSports gamers, streamers, and fans to play, engage in friendly trash talk and win prizes. Since launched in 2020, Brag House has gained over 65k+ fans across our platform with 22.58% growth month over month from April 2020 to December 2021.

Reasons to Invest

- Brag House is a vertically integrated social network for nonprofessional college esports and aims to be the first premier platform for all nonprofessional gamers.
- The Global Gaming industry continues to infiltrate popular culture, and is set to reach $314.4 billion by 2026 (source). Similarly, Global Esports is projected to generate $5 billion in revenue by 2025 (source).
- We believe our company has quickly become the home for nonprofessional college esports as demonstrated through our partnerships with huge names like McDonald's and Coca-Cola.

Team
Lavell J. Malloy II: Chief Executive Officer, LinkedIn
Daniel Leibovich: Chief Operating Officer, LinkedIn

CytexOrtho
CytexOrtho | *One Biodegradable Implant. Full Joint Restoration.*
https://cytexortho.com/

Description of Business
CytexOrtho is a healthcare startup that is developing technology and solutions for younger patients with hip pain to address early joint degeneration. The company's lead product is a cutting-edge biodegradable medical implant that restores joint cartilage and bone instead of replacing it with artificial materials found in a total joint replacement. While this product is not yet commercially available, CytexOrtho is currently preparing for an FDA IDE submission to begin clinical trials for it and expects to begin these trials in 2023.

Reasons to Invest

- Highly Validated Technology – Our technology is backed by over 20 years of award-winning research, with 5 U.S. patents issued, and over $17M in non-dilutive NIH grant funding. Our publication record, patents, and funding success underscore the novelty of our approach to joint regeneration.
- Projected Market Opportunity – The hip preservation U.S. Market Opportunity is estimated in excess of $4B and is growing at 18%+ per year.* Joint preservation solutions are desperately needed in the young and active patient, and there are few competing technologies in this sector.
- Expert Leadership – CytexOrtho has assembled a team of experts in cartilage tissue engineering, medical device development, and hip preservation. Founded by some of the world's leading scientists in cartilage engineering, and joined by world-renowned physicians and experienced businessmen, CytexOrtho is positioned for success.

Team
Bradley Estes, PhD: CEO, LinkedIn
Franklin Moutos, PhD: VP Technology

Clear Club
Clear Club | *Affordable & Custom Dental Guards*
https://clearclub.com/

Description of Business
ClearClub is a direct-to-consumer company that is known for custom guards for teeth grinding at a fraction of the dentist's price. With more than 30,000+ customers, ClearClub is the most reviewed company in the market. Rather than going to a dental office and paying $300-$1,000, ClearClub eliminated the middlemen to offer customers the same product for $95. The company is now expanding its product line and has launched whitening kits, sports guards, and retainers.

Reasons to Invest

- ClearClub is backed by US venture capitalists and venture funds focused on direct-to-consumer and healthcare products.
- Over 40 million dental guards were sold last year (source), however, many people don't know that you need to replace them every 3-6 months due to the buildup of plaque and bacteria (source). ClearClub believes their facilities are ready to scale dramatically.

- ClearClub has over 30,000 customers and 3,500+ website reviews and has recently expanded into other oral care products having launched sports guards and whitening kits.

Team
Pablo Osorio Martini: CEO & President, LinkedIn
Garrett Gilbertson: Director, LinkedIn

Noshinku
Noshinku | *Your Hands Deserve The Best*
https://www.noshinku.com

Description of Business
Noshinku makes an award winning hand sanitizer that is designed through the lens of premium skincare. Good health is at the center of everything we do and we believe that the products meant to keep us healthy can only do so if we're inclined to use them. Through sustainable and aesthetically pleasing design Noshinku promotes healthy habits that make up the details of a life lived well.

Reasons to Invest

- We have national distribution in Nordstrom, Saks Fifth Avenue, The Container Store, Bespoke Post, Eataly, and Neiman Marcus, as well as corporate customers including the Ace Hotel, Rosewood Hotel, Four Seasons, JP Morgan, TikTok, and the Industrious co-working spaces.
- Over $3M in sales since July 2020 with 138% YoY Growth in 2021. The hand sanitizer market is expected to grow to $7.5 billion by 2025 (Source).
- Our refillable designs, premium cosmetic ingredients and uniquely sleek aesthetics offer a desirable experience to consumers and corporate clients that Women's Health Magazine and Byrdie named the Best Hand Sanitizer on the market, alongside editor's picks in Vogue, Men's Health Magazine, GQ and many more (Source | Source).

Team
Andrew Zahornacky: CEO, LinkedIn
Arie Hefter: CMO, LinkedIn

Top Corp
Top Corp | *Building the most comprehensive consumer engagement & data platform*
https://www.topcorp.com

Description of Business
Top Corp powers live polling and data collection across all digital channels and devices, for brands, publishers, and content creators. Our Mission is to build the most comprehensive consumer engagement and data platform on the planet, by owning the customer polling industry. Our technology provides a simple method for brands to create and power polls, quizzes, and engaging content, no matter the desired format or channel. Brands receive actionable, first-party data about their customers, as well as predictive future behavior using AI. We have launched our SaaS platform and have already developed relationships with 75% of the top 200 media spenders.

Reasons to Invest

- Utilizing polling and voting across all formats, devices and channels, we provide the most up-to-date consumer data, without cookies.
- Invest in a company that addresses two growing issues: data privacy and customer engagement. Digital media and online engagement has increased by nearly 40% in the past year alone (source).
- Our ability to be a data, engagement, and research platform, across all devices and all channels. Our competitors largely focus on a few channels, we reach customers wherever they may dwell.

Team
Will Cohen: Founder, CEO & Director, LinkedIn
Marvin Scaff: CTO

MJoose, Inc.

MJoose | Signal-Boosting Smartphone Cases

https://mjoose.com

Description of Business

MoJoose is a California-based technology startup that has created the mJoose case, a 4-in-1 smartphone case that can boost your cell signal, charge your phone's battery, reduce the radiation emitted from the device, and protect your

phone. Amplify your cell signal, decrease dead zones, and extend your phone's battery life by up to 100%. The mJoose case has completed an initial pilot launch and MoJoose is working towards an official commercial launch for the product.

Reasons to Invest:

- The mJoose case is FCC-approved, Apple MFi-certified ("Made for iPhone"), and has won six CES Innovation awards.
- In 2022, there are over 6.6 billion smartphone users, making the smartphone market one of the largest addressable markets in the world at a value of $448B.*
- MoJoose has secured 10 patents for its breakthrough technology and is led by a world-class team of experts in Global Operations and High Volume Manufacturing, with deep experience in Wireless Technology and Consumer Electronics.

Team
Daniel Ash: President & CEO, Board Member, LinkedIn
Robert Legendre- COO & Board Member, LinkedIn

Swiss Precision Active Inc.
Swiss Precision Active Inc. | *Patented Copper Antimicrobial Fabric, Protecting Our Customer While Helping Our Planet*
https://swissprecisionactive.com/

Description of Business
Swiss Precision is an Eco HealthTech apparel brand that blends copper and natural organic fabrics for the medical scrub, uniform, and accessories markets. Our fabrics combine copper's antimicrobial benefits with a design for fit and style, making them lightweight, wash durable, moisture wicking, and odor-free. Our company is currently pre-revenue, but we have been accepted as a vendor to be sold across 50,000 hospitals in the US and we intend to launch our product alongside our campaign launch.

Reasons to Invest

- We believe we have made one of the first new and unique copper + natural, fully patented Eco HealthTech materials
- Targeting the $94 billion medical clothing and accessories market, it is expected to grow to USD 140.64 billion in 2028 at a CAGR of 5.9% in the 2021-2028 period (source)
- Minority-owned and accepted as a vendor to be sold across 50,000 hospitals in the US

Team
Leslie C. Dotson: CEO, CFO, Director, LinkedIn
Rob Steven Williams: President, Secretary, Director, LinkedIn

VeraScore
VeraScore | *Cultivating financial health for the future.*
https://www.myverascore.com

Description of Business
VeraScore™ is a pre-revenue SaaS fintech platform designed to objectively measure a consumer's financial health. Our mission is to easily connect lenders with responsible borrowers, promote financial literacy, and level the playing field for all individuals, including those in traditionally underserved markets.

Reasons to Invest

- VeraScore™ delivers an objective analysis of an individual's financial health in order to minimize risk for lenders and benefit underserved consumers.
- The consumer credit scoring market alone is worth $6 billion annually, while the consumer underwriting market costs more than $140 billion annually. Moreover, banks are increasingly relying less on the use of FICO scores.*
- Spearheaded by an elite team of established executives with over a century of combined experience.

Team
Geff Woodward: Founder, CEO, and Chairman of the BOD – LinkedIn
Trond-Henning Olesen: Co-founder, CTO, and Vice Chairman of the BOD – LinkedIn

Set Jet
Set Jet | *Ready? Set, Jet!*
https://setjet.com

Description of Business
Set Jet is a Membership based private jet charter program, available exclusively for its security pre-screened and approved Members. Set Jet's revolutionary new approach to private jet air travel is here at a time when the private jet industry is soaring – and we believe we are coming in with a first mover advantage. In just over two years, Set Jet has executed over 4,000 flights and has grown its membership to over 5,200 members, with over 200% growth in memberships just last year!

Reasons to Invest

- We feel that Set Jet provides the most luxurious form of air travel in the industry at a reasonable price.
- Private Jet travel is experiencing growth. In Fact, comparing a recent 4-week timeframe, U.S. private jet travel was up 27% over last year.
- Our initial market has strongly demonstrated that our model is a market fit, and we are now ready to scale to other markets and regions.

Team
Thomas P Smith: CEO, President and Director – LinkedIn
William R Smith III (Trey): COO, Secretary and Director – LinkedIn

THIS PAGE CONTAINS TESTING-THE-WATERS INFORMATION TO ALLOW COMPANIES TO EVALUATE INVESTOR INTEREST. *NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST*

FURTHERMORE, THE INFORMATION CONTAINED ON THIS PAGE HAS NOT BEEN REVIEWED OR VERIFIED BY STARTENGINE AND STARTENGINE MAKES NO GUARANTEES WITH REGARDS TO THE COMPLETENESS, ACCURACY OR TIMELINESS OF THE INFORMATION. INVESTORS SHOULD NOT RELY ON INFORMATION CONTAINED ON THIS PAGE IN MAKING ANY INVESTMENT DECISION.



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Hi Everyone – We have a few folks who have been asking, and the answer is "yes" we are going to be doing a new fundraising round. For those who are interested, we will be raising money on the crowdfunding platform StartEngine. StartEngine's goal of bringing the opportunity to invest in startups, such as VeraScore, to the broader public is in line with our own goal of bringing equal access to the credit markets for every consumer! Keep your eyes on this space for updates! #fundraising #startups #crowdfunding
VeraScore
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We are pleased to announce that after 3 years we are finally exiting stealth mode!
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VeraScore Pioneers Financial Health Platform ...
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